SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2008

TELE NORTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

TELE NORTE CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

Rua Levindo Lopes, 258 - Funcionários
Cep: 30.140-170 - Belo Horizonte (MG) – Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

Rio de Janeiro, June 24, 2008

To
TELE NORTE CELULAR PARTICIPAÇÕES S.A.
Rua Levindo Lopes 258 - 8º Andar
Belo Horizonte – Minas Gerais
CEP: 30140170

Attn: Mr. André Machado Mastrobuono
Fax: +55 (31) 9933-3534

Dear Sirs,

BNY MELLON SERVIÇOS FINANCEIROS DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS S.A., an institution with head offices at Av. Presidente Wilson nº 231 / 11º andar in the city and state of Rio de Janeiro, pursuant to CVM Instruction 358/2002, as amended by CVM Instruction 449/07, hereby requests the disclosure of the following Notice to the Market through the IPE system of the Securities and Exchange Commission of Brazil (CVM):

“NOTICE TO THE MARKET”

BNY MELLON SERVIÇOS FINANCEIROS DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS S.A. (“MELLON”), an institution with head offices at Av. Presidente Wilson nº 231 / 11º andar in the city and state of Rio de Janeiro, inscribed in the Roll of Corporate Taxpayers (CNPJ/MF) under no. 02.201.501/0001 -61, pursuant to CVM Instruction 358/2002, as amended by Instruction 449/07, hereby informs that the investment funds managed by POLO CAPITAL GESTÃO DE RECURSOS and administered by MELLON acquired, through trades executed during trading sessions of the São Paulo Stock Exchange (BOVESPA) in recent months, common shares issued by TELE NORTE CELULAR PARTICIPAÇÕES S.A. (“Company”), and that, in addition to the previous interest held, these funds now hold 300,350 (three hundred thousand, three hundred and fifty) common shares in the Company. The interest represents 12.05% (twelve point zero five percent) of the common shares issued by the Company. The sole objective of this acquisition is a financial investment, with no intent of altering the composition of the Company’s ownership or management, and MELLON informs that it (i) does not hold any warrants, stock subscription rights, stock options or debentures convertible into shares issued by the Company; and (ii) has not entered into any agreements regulating the exercise of voting rights or the purchase and sale of securities issued by the Company. Rio de Janeiro, June 24, 2008.

We remain at your disposal for any further clarifications.

BNY MELLON SERVIÇOS FINANCEIROS DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS S.A.

Adriana Theodoro	Administrator	Márcio Ferreti
Proxy		Proxy

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 02, 2008

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

By:	/s/ José Luiz Magalhães Salazar

Name:	José Luiz Magalhães Salazar
Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.